Exhibit (d)(6)

Tel: +44 (0)1223 497400 Fax: +44 (0)1223 497461 cambridge@f-star.com F-star Therapeutics Limited Eddeva B920 Babraham Research Campus Cambridge CB22 3AT United Kingdom www.f-star.com

STRICTLY PRIVATE & CONFIDENTIAL

NEIL BREWIS

1 Glebe Close

Cambridge

CB1 7BQ

Strictly Private & Confidential

June 22, 2022

RE: Amendments to Employment Contract Including Certain Retention and Performance Incentive Awards

Dear Neil,

I am writing to set out the details of certain arrangements relating to your ongoing employment with F-Star Therapeutics Limited (the “Employer”) (including an award to you of certain retention and performance bonuses) that are being offered to you in connection with the transactions contemplated in that certain Agreement and Plan of Merger, entered into as of June 22, 2022, by and among invoX Pharma Limited, a private limited company organized under the laws of England and Wales (“Parent”); Fennec Acquisition Incorporated, a Delaware corporation and a direct wholly-owned subsidiary of Parent (the “Purchaser”); and F-Star Therapeutics, Inc., a Delaware corporation (the “Company”), pursuant to which Parent will acquire all of the issued and outstanding stock of the Company pursuant to a cash tender offer and, thereafter, the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation in the merger and as a wholly-owned subsidiary of Parent (the “Transaction”), which is expected to occur in 2022 (“Closing”).

Due to the fact that Parent, the Company and Employer consider that you are critical to the successful consummation of the Transaction and post-Closing integration, both Parent and Employer consider it appropriate to offer you the arrangements set out below to incentivise you to remain with the business after Closing. These arrangements are set out below in this letter (the “Agreement”) and shall amend the relevant terms of your Contract (defined below). In the event of any conflict between this Agreement and your Contract, the terms of this Agreement shall prevail. This Agreement shall be effective as of the effective time of the Closing. If the Closing does not occur for any reason, this Agreement shall be void ab initio.

F-star Therapeutics Limited Eddeva B920 | Babraham Research Campus | Cambridge, CB22 3AT, UK | T: +44 1223 497400 | www.f-star.com

1.	Job Title/Position

With effect from Closing, your job title and position under clause 2.1 of your Contract shall be amended to Head of International Biopharmaceutical R&D and CSO, accountable to the board of directors of the Company as well as reporting to the Chief Executive Officer of Parent.

2.	Amended Base Salary

With effect from Closing, your base salary under clause 8.1 of your Contract shall be amended to £400,000 per year.

3.	Amended Maximum Discretionary Bonus

With effect from Closing, the maximum discretionary bonus to which you may be eligible to earn (at the absolute discretion of the Employer) under clause 8.3 of your Contract shall be amended to equal 45% of your annual base salary, as amended from time to time.

4.	Closing Bonus

4.1	You will be paid by the Employer a one-time cash bonus of £25,000 (the “Closing Bonus”) within 14 days of the date on which Closing occurs, less Deductions.

4.2	If, at any time following the Closing until 31 December 2023:

a)	you resign from employment with the Employer for any reason except in circumstances where you are entitled as a matter of law to treat yourself as constructively dismissed; or

b)	your employment is terminated by the Employer for Cause

then, in the case of either (a) or (b), you shall repay to the Employer the net amount of the Closing Bonus. In signing this Agreement, for the purposes of the Employment Rights Act 1996, you hereby consent to such payment to the Employer being made and/or the Employer making such deductions as are necessary from any payment that may be due to you in order to implement such repayment.

5.	Sino Biopharmaceutical Stock

5.1	Parent shall procure that, during Parent’s ordinary course annual grant cycle at the start of each calendar year following the Closing (and subject to any necessary board or other approvals as may be required for such grants), you shall, provided that you are in employment (and not under notice of termination of employment, whether given by you or the Employer) on the applicable grant date, be awarded stock with an aggregate fair value as at the date of grant equal to 45% of your then applicable base salary, under a stock incentive plan (the “Equity Plan”) to be formed within 6 months of Closing. Such stock incentives will be awarded annually, shall not have any performance conditions attached and shall be subject to the terms of the Equity Plan which the Parent shall procure will be reasonable and prepared in good faith. The stock incentives shall vest in three equal tranches on the one year, two year and three year anniversary of the date of each grant, provided that you are at such time in employment of Employer (and not under notice of termination of employment, whether given by you or the Employer)

F-star Therapeutics Limited Eddeva B920 | Babraham Research Campus | Cambridge, CB22 3AT, UK | T: +44 1223 497400 | www.f-star.com

If prior to the vesting of any tranche of stock incentives which have been granted to you:

a)	your employment is terminated by Employer for any reason other than for Cause; or

b)	you die; or

c)	you resign in circumstances where you are entitled as a matter of law to treat yourself as constructively dismissed then the remaining stock which has been granted to you but not yet vested shall immediately vest and be retained by you (or, in the case of your death, by your heirs, estate or personal representatives). If your employment is terminated due to Cause or due to your resignation other than in circumstances where you are entitled as a matter of law to treat yourself as constructively dismissed prior to vesting of any stock incentives, any unvested portion of your award shall be immediately forfeited for no consideration.

6.	Retention Award

6.1	Subject to the other terms in sections 6 and 8 of this Agreement, on 31 December 2024 (the “Relevant Date”), you will earn a one-time cash retention bonus in the gross amount of £600,000 (six hundred thousand pounds) (the “Retention Award”), less Deductions.

6.2	The Retention Award will be paid to you in Employer’s next normal payroll following the Relevant Date and will (subject to section 6.4) be conditional on you having remained in employment with Employer (and not being under notice of termination of employment, whether given by you or Employer) as at the Relevant Date.

6.3	If, prior to the Relevant Date, your employment is terminated by Employer for Cause, or you resign for any reason (except in circumstances where you are entitled as a matter of law to treat yourself as constructively dismissed), you shall not be entitled to be paid the Retention Award or any part of it whatsoever nor shall you be entitled to any compensation in respect of the loss of the Retention Award.

6.4	If, prior to the Relevant Date:

a)	your employment is terminated by Employer for any reason other than for Cause; or

b)	you die; or

c)	you resign in circumstances where you are entitled as a matter of law to treat yourself as constructively dismissed then you (or, in the event of your death, your heirs, estate or personal representatives) shall, within 28 days of the date of the termination of employment or death (as applicable) be paid the Retention Award, in Employer’s next normal payroll following the date of the termination of employment or death (as applicable) (less Deductions). For the avoidance of doubt if, prior to the Relevant Date, you are given notice of termination of employment by Employer other than for Cause where such notice expires after the Relevant Date, you shall be paid the Retention Award in accordance with section 6.2 above.

F-star Therapeutics Limited Eddeva B920 | Babraham Research Campus | Cambridge, CB22 3AT, UK | T: +44 1223 497400 | www.f-star.com

7.	Performance Incentive

7.1	Subject to the other terms (in sections 7 and 8) you will be eligible to earn a business performance incentive which will be a total one-time cash bonus of a maximum of £400,000 (four hundred thousand pounds) (the “Performance Incentive”), which shall be payable in two instalments of £200,000 (two hundred thousand pounds) each (the “Instalments”), as follows:

a)	the first Instalment of £200,000 (two hundred thousand pounds) will be conditional on you having achieved specific business performance goals which are aligned to the five overarching objectives set out in section 7.5 as at 31 December 2023 (the “First Instalment Date”); and

b)	the second Instalment of £200,000 (two hundred thousand pounds) will be conditional on you having achieved specific business performance goals which are also aligned to the five overarching objectives set out in section 7.5 as at 31 December 2024 (the “Second Instalment Date”).

7.2	The determination as to whether you have achieved the relevant business performance goals applicable to each Instalment as at the First Instalment Date or Second Instalment Date (as applicable) shall be determined by Parent (or its delegate), in its discretion, acting reasonably. If Parent (or its delegate) determines, in its discretion, acting reasonably, that you have achieved some but not all of the applicable business performance goals for an Instalment as at the First Instalment Date or Second Instalment Date (as applicable), you will (subject to section 7.3) earn a proportionate part of the relevant Instalment, calculated by reference to the percentages indicated on the schedule for each business performance goal that is applicable for the relevant Instalment that have been achieved as at either (a) the First Instalment Date or Second Instalment Date (as applicable) or, (b) in the case of matters in section 7.3(b) –7.3 (d), as at the date that your employment terminated, in each case as determined by Parent (or its delegate) in its discretion, acting reasonably.

7.3	The relevant Instalment (or relevant proportionate part of the Instalment) will be paid to you (or in the case of death, to your heirs, estate or personal representatives) in Employer’s next normal payroll following the First Instalment Date or Second Instalment Date (as applicable) (less Deductions) and will be conditional on you having either

a)	remained in employment with Employer (and not being under notice of termination of employment, whether given by you or Employer) as at the First Instalment Date or Second Instalment Date (as applicable); or

b)	had your employment is terminated by the Employer for any reason other than for Cause; or

c)	died; or

d)	resigned in circumstances where you are entitled as a matter of law to treat yourself as constructively dismissed.

F-star Therapeutics Limited Eddeva B920 | Babraham Research Campus | Cambridge, CB22 3AT, UK | T: +44 1223 497400 | www.f-star.com

7.4	You, Parent and Employer agree that all parties shall, within 60 days of Closing, enter into good faith discussions with a view to discussing and agreeing in writing, the business performance goals which are aligned to the 5 overarching objectives set out in the attached schedule. Business performance goals shall be discussed, agreed and written in respect of each Instalment.

7.5	You, Parent and Employer agree that it is intended that the performance conditions will be in line with the overarching business performance objectives set out in the attached schedule.

7.6	Once an agreed schedule of performance objectives has been agreed and signed by you, Parent and Employer, it shall be deemed to replace and form the schedule to this Agreement. In the event that, as at the date which is 60 days following Closing, no signed written schedule has been executed, the business plan of the Employer as provided in the data room relating to the Transaction shall form the basis for the applicable performance conditions.

7.7	For the avoidance of doubt, the Performance Incentive (or relevant proportionate part of each Instalment) is in addition to any annual (or other) bonus to which you may be eligible under your Contract.

8.	General

8.1	For the purposes of this Agreement:

a)	“Cause” means any reason which entitles the Employer to terminate your employment lawfully in accordance with your Contract and applicable law (save that a purely procedural failing which results in an unfair dismissal finding solely on procedural grounds shall not prevent a dismissal being for Cause) immediately without notice, payment in lieu of notice or further compensation (other than in respect of salary, benefits and vacation accrued to the date of termination), including but not limited to reasons of gross misconduct; and

b)	“Contract” means your contract of employment with F-Star Biotechnology Limited dated 17 August 2020, as subsequently transferred to the Employer by operation of the UK Transfer of Undertakings (Protection of Employment) regulations 2006 on 1 June 2021 and as subsequently amended by the letter from the Employer to you dated 6 April 2022.

8.2	The Closing Bonus, Retention Award and Performance Incentive (or relevant proportionate part of each Instalment) will be subject to such deductions for income tax and employee National Insurance contributions as required by law, and any other deductions required by law (“Deductions”).

8.3	You acknowledge that your entitlement to the Retention Award and Performance Incentive under this Agreement does not confer any right to any other future bonuses, compensation or benefits other than the Retention Award and Performance Incentive.

F-star Therapeutics Limited Eddeva B920 | Babraham Research Campus | Cambridge, CB22 3AT, UK | T: +44 1223 497400 | www.f-star.com

8.4	You further acknowledge and agree that the Closing (and in particular the change of the Company from being a listed entity to a wholly-owned subsidiary of Parent) shall not constitute Good Reason, and in consideration of the Retention Award and the Performance Incentive and other arrangements set out above, you hereby expressly waive any right to claim Good Reason on account of the consummation of the Transaction.

8.5	You accept the Closing Bonus, Retention Award and Performance Incentive and other arrangements set out above in full and final settlement of any and all claims that as at the date of you signing this Agreement you have or may have (whether such claims are known or unknown) against the Employer, Company, Parent or any of their respective affiliates, predecessors, successors, stockholders, directors, officers, employees, advisors and agents, whether arising under common law, contract, statute, equity or tort or otherwise, arising out of or in any way connected with your employment with Employer or otherwise prior to the Closing, all of which you hereby irrevocably and unconditionally waive in their entirety.

8.6	You acknowledge and agree that this Agreement will be publicly disclosed in accordance with the Company’s disclosure obligations to the US Securities and Exchange Commission.

8.7	You acknowledge and agree that this Agreement constitutes a valid amendment to your Contract. Otherwise, save as specified in this Agreement, your employment with Employer shall continue on the terms set out in your Contract.

8.8	This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, and all the counterparts together shall constitute one and the same instrument.

8.9	This Agreement shall be binding on, and enure to the benefit of, the parties to this agreement and their respective personal representatives, successors and permitted assigns, and references to any party shall include that party’s personal representatives, successors and permitted assigns.

8.10	The provisions of sections 26 (Notices), 28 (Variations and amendments), 29 (Choice of law and submission to jurisdiction) and 30.1 (third party rights) of your Contract shall apply to this Agreement as if incorporated by reference, save that in the event of your death, this Agreement can be enforced by your heirs, estate and personal representatives.

F-star Therapeutics Limited Eddeva B920 | Babraham Research Campus | Cambridge, CB22 3AT, UK | T: +44 1223 497400 | www.f-star.com

I would be grateful if you would please sign and date where indicated below to evidence your agreement to the above terms.

Yours sincerely

/s/ Eliot Forster

Name: Eliot Forster

For and on behalf of

F-Star Therapeutics Limited

and

/s/ Benjamin Toogood

Name: Benjamin Toogood

For and on behalf of

Invox Pharma Limited

I, Neil Brewis, accept and agree to the terms set out in this Agreement.

/s/ Neil Brewis

Neil Brewis

Date:	22-06-22 | 20:46 BST

F-star Therapeutics Limited Eddeva B920 | Babraham Research Campus | Cambridge, CB22 3AT, UK | T: +44 1223 497400 | www.f-star.com

SCHEDULE – PERFORMANCE CONDITIONS

a)	The advancement of the current clinical portfolios FS118, FS222 and FS120 as well as new agreed portfolios.

b)	The maintenance and extension of existing partnership agreements and the addition of new partnership agreements.

c)	The establishment of relevant objectives for collaboration between the Company and its subsidiaries with a focus on value creation in China.

d)	Driving best-in-class organisational set-up, managing staff retention and driving organisational culture.

e)	Delivering against agreed budgets

F-star Therapeutics Limited Eddeva B920 | Babraham Research Campus | Cambridge, CB22 3AT, UK | T: +44 1223 497400 | www.f-star.com